Exhibit 99.1

ABCAM PLC

Abcam to Report Full Year Results on Monday, March 20, 2023

10, March 2023, Cambridge, UK—Abcam plc (Nasdaq: ABCM) (“Abcam” or the “Company”), a global leader in the supply of life science research tools, will report its results for the year ended 31 December 2022 at 7.00 a.m. ET on 20 March 2023.

Following the announcement, the Company will host a live teleconference and webcast at 8:00 a.m. ET that same day (details below).

To access the webcast, please use the following link:

https://events.q4inc.com/earnings/LONABC/FY22

The press release and the live audio webcast will also be available in the investor section of Abcam’s corporate website at corporate.abcam.com/investors/reports-presentations/. An archive will be available after the call at that same address.

For further information please contact:

Abcam	+1 617 577 4205
Tommy Thomas, CPA, Vice President, Investor Relations

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com